February 22, 2007

Jennifer R. Hardy
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington D.C., 20549-7070

Re: Ever-Glory International Group, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed November 29, 2006
Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006
Filed November 14, 2006
File No. 0-28806

Dear Ms. Hardy:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (the “Company”) dated November 21, 2006.

For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

PreR 14C

General

Staff Comment 1.      The Form 8-K filed on November 13, 2006 discloses that you entered into an agreement to acquire New-Tailun Garments Co., Ltd. on November 9, 2006. We remind you that Item 13A of Schedule 14A requires you to provide financial information pursuant to Item 310(c) and (d) of Regulation S-B with respect to transactions other than those for which action is to be taken as described in the proxy. In light of this, please tell us how you determined that this is not a probable transaction for which financial information would be required to be included in the Schedule 14A or provide this financial information. See Item 1 of Schedule 14C.

Jennifer R. Hardy
Legal Branch Chief
U.S. Securities and Exchange Commission
February 22, 2006

Response:

We have provided the audited financial statements for Nanjing New-Tailun Garments Co., Limited (“New-Tailun”) for the year ended December 31, 2006 in the amended Preliminary Information Statement on Schedule 14C as Appendix H. We have also have amended the pro forma balance sheet and statement of operations for the nine months ended September 30, 2006 included in the amended Preliminary Information Statement on Schedule 14C as Appendix E to include the financial statements of New-Tailun as the acquisition of New-Tailun closed on December 30, 2006. See our Current Report on Form 8-K filed with the Commission on January 5, 2007.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua
Kang Yi Hua
Chief Executive Officer

Enclosures
cc: Scott C. Kline
Crone Rozynko LLP